

THOR

DRIVING FOR EXCELLENCE

2004 ANNUAL REPORT



THOR

DRIVING FOR EXCELLENCE

Thor was founded 24 years ago with the acquisition of Airstream on August 29, 1980, and we have been driving for excellence ever since.

We trace our history to the founding of Airstream nearly 75 years ago. Through world-class quality, excellent aerodynamics, and their distinctive aluminum body and profile, Airstream travel trailers are the most renowned recreation vehicles in the world. Airstream's 40 year association with America's space program demonstrates the company's unwavering commitment to quality vehicles using state-of-the-art materials and construction. Every astronaut has ridden in specially equipped Airstream Astrovans commissioned by NASA for use at the Kennedy Space Center.

Our major RV brands include Airstream, Land Yacht, Keystone, Montana, Cougar, Sprinter, Hornet, Springdale, Outback, Dutchmen, Colorado, Four Winds, Mandalay, Hurricane, Infinity, Fun Mover, Aerolite, Chateau, Citation, Corsair, General Coach, Komfort, Skamper, Wanderer, Tahoe, Jazz, Damon, Challenger, and Daybreak. Buses built by ElDorado National and Champion are sold under model names such as Aerotech, Escort, MST, Transmark, E-Z Rider, Axess, Versashuttle, Amerivan, Challenger, Contender, General, Brigadier, CTS and EZ-Trans.

We have over 7,000 employees, 24 RV plants and 3 bus plants in the United States and 2 RV plants in Canada. We are listed on the New York Stock Exchange under the symbol THO.

E.P.S. ($)



2.0
1.5
1.0
0.5
0.0
$.40
$.64
$.75
$.56
$.94
$1.38
$1.85
'98
'99
'00
'01
'02
'03
'04

Stockholders' Equity ($ millions)



600
500
400
300
200
100
0
$138
$165
$195
$220
$335
$415
$512
'98
'99
'00
'01
'02
'03
'04

DRIVING FOR EXCELLENCE


Outback

Outback *by Keystone*



Mandalay *by Four Winds*



Intruder *by Damon*


Grand Junction

Grand Junction *by Dutchmen*



Raptor *by Keystone*



K-2 *by Komfort*

FINANCIAL HIGHLIGHTS

($000, except per share)

	2004	2003	2002	2001	2000	1999
Net sales	$ 2,187,739	$ 1,571,404	$ 1,245,300	$ 821,728	$ 910,079	$ 822,072
Gross profit	$ 300,537	$ 222,267	$ 157,067	$ 89,808	$ 113,265	$ 101,337
Income before taxes	$ 168,220	$ 126,244	$ 81,827	$ 43,287	$ 60,873	$ 52,436
Net income	$ 106,085	$ 78,631	$ 51,182	$ 26,722	$ 36,119	$ 30,766
Stockholders' equity	$ 511,604	$ 414,822	$ 334,619	$ 219,946	$ 195,204	$ 165,373
Return on beginning stockholders' equity	26%	23%	23%	14%	22%	22%
Cash & investments	$ 199,166	$ 172,233	$ 117,815	$ 107,193	$ 77,963	$ 68,866
Working capital	$ 256,198	$ 190,690	$ 134,318	$ 150,697	$ 138,909	$ 123,094
Current ratio	2.06	2.01	1.86	2.73	2.61	2.56
Capital expenditures	$ 26,940	$ 27,264	$ 7,484	$ 17,198	$ 13,908	$ 7,448
Depreciation and amortization	$ 8,455	$ 6,385	$ 5,225	$ 4,942	$ 4,677	$ 3,731
Total assets	$ 762,587	$ 608,941	$ 497,503	$ 309,067	$ 282,131	$ 245,912
Per share amounts:						
Net income	$ 1.85	$ 1.38	$ .94	$ .56	$ .75	$ .64
Book value	$ 8.95	$ 7.25	$ 5.87	$ 4.62	$ 4.07	$ 3.40

Sales ($ millions)



2500
2000
1500
1000
500
0
$731
$822
$910
$822
$1245
$1571
$2188
'98
'99
'00
'01
'02
'03
'04

Net Income ($ millions)



120
100
80
60
40
20
0
$19.4
$30.8
$36.1
$26.7
$51.2
$78.6
$106.1
'98
'99
'00
'01
'02
'03
'04

DEAR FELLOW STOCKHOLDERS:

Your company again achieved outstanding results. We hope you share our pride in fiscal 2004 performance, as we achieved superlative results unsurpassed by any other company in our industries. In the last 2 years, 1) our net income has more than doubled and surpassed for the first time our internal goal of $100 million, 2) our sales have increased by nearly $1 billion, 3) our E.P.S. doubled (and have averaged nearly 50% annually over the past 3 years), 4) our cash and short-term investments increased to $199 million, providing us flexibility to further build internally while being able to expeditiously acquire companies, increase our dividend and repurchase our stock, and 5) we have become the undisputed leader in revenue and unit sales in both our industries, recreation vehicles, which consist of towables and motorized, and buses.



Wade F. B. Thompson (right), Chairman, President and Chief Executive Officer, and Peter B. Orthwein, Vice Chairman and Treasurer.

Highlights of fiscal 2004, another record setting year and the most successful by far in your company's 24 year history, were:

- We increased sales 39% to a record $2.188 billion, up from $1.571 billion last year.
- We increased net income 35% to a record $106.1 million, up from $78.6 million last year. Earnings per share were a record $1.85, up 34% from $1.38 last year.
- RV sales were a record $1.97 billion, up 46% from $1.35 billion last year. Bus sales were $215 million versus $217 million in the prior year.
- Cash and short-term investments at year-end were a record $199.2 million, up 16% from $172.2 million, and we continue to have no debt. Cash and short term investments comprised 26% of your company's assets at year end.
- We achieved a return of 26% on beginning stockholders equity, a remarkable performance in view of the low interest rate environment and the resulting low returns we are receiving on our cash.
- Our overall financial condition is easily the strongest in our two industries.
- We spent $27 million for the second year in a row on capital expenditures to satisfy increasing demand for our products and to improve quality, efficiency, and working conditions for our employees.
- Effective January 26, 2004, we split our stock 2-for-1 and maintained our 3¢ quarterly dividend, thus doubling the dividend payout to stockholders. It was our third dividend increase in 12 months.
- We hired 1,130 employees, increasing our job total by 19%.

Throughout the year we received unprecedented recognition from the press and industry. The November, 2003, issue of *RV Business*, the industry trade magazine, featured Thor as its front cover story. *Forbes* reported in its "Best Managed Companies in America" issue (January 12, 2004) that we achieved the highest 5-year annualized total return, of 39.2%, easily leading the consumer durables category. *Forbes* noted that "these companies exude excellence in how they're managed and in financial performance." *Forbes'* March 29, 2004, issue featured Thor as its 6-page front cover story, "Lord of the Rigs". In *Fortune*'s September 13, 2004, cover story, "The 100 Fastest Growing Companies", Thor was listed number 49 in growth in revenues, EPS, and total market return for three years. We were also named as one of just seven companies "to bet on" with "plenty more room to rise."

Effective April 1, 2004, Standard and Poor's moved us to its Mid Cap 400 index from its Small Cap 600 index. We also received Statistical Surveys, Inc.'s, recognition as the #1 RV Trailer Manufacturer, based on retail registrations, for the second year in a row.

We strengthened our board and operating management. H. Coleman Davis III, Keystone's founder, was appointed a Director, and Walter L. Bennett was promoted to Executive Vice President and Chief Financial Officer of Thor. Gary L. Groom was promoted to Damon Chairman and CEO, and William C. Fenech, a major driving force in Keystone's exceptional success, was promoted to President and COO of Damon.

Our mission is clear and simple: We will continue to be the best recreation vehicle and bus company in North America. Our goal is to expand our leadership in our two industries and we look forward to a strong fiscal 2005, our 25th year.





Wade F.B. Thompson,
Chairman, President and Chief Executive Officer

Peter B. Orthwein,
Vice Chairman and Treasurer



The Airstream Interstate and the Sprinter Westfalia return Thor to the Type B motorhome market.

RECREATION VEHICLES

THE INDUSTRY

Although the U.S. economy has seen rapid fluctuations throughout most of 2003 and 2004, the RV industry, which accounts for about 90% of our revenues, continued to show solid performance. U.S. industry shipments were up 3.2% in 2003, and have surged 18.2% through August, 2004.

The demographic picture continues to look strong for the RV industry as more and more of the baby boom generation reach the important 55 - 64 year age group, bringing 11,000 potential new RV buyers to the marketplace every day. Our industry has responded to this potential by adding new comfort and convenience features to capture consumer interest, and we believe that Thor Industries is the product innovation leader in the industry.

Demand for RVs will continue to grow because more and more Americans and Canadians appreciate the freedom, flexibility, and above all, the control they offer the traveler. Recreation vehicles allow travelers to go where they want, when they want, without the delays and hassles of air travel and the expense of hotels and motels. Even after factoring in the costs of ownership, RV vacations are the least expensive trips, costing up to 70% less than travel by car, plane or cruise ship.

For RVers, *getting* there is as much fun as *being* there, and more than ever, Americans are discovering this for themselves.

KEYSTONE

Keystone RV, Thor's largest company and the most successful company in the RV industry, again achieved record sales and profits. It increased its quality and substantially reduced warranty costs. To remedy unusually high backlogs, Keystone opened another plant for its popular Outback travel trailers and fifth wheels. Shortly after year-end a new facility opened for an all-new, high-end product, Cambridge. In addition, new facilities will begin soon for Montana, the largest-selling fifth wheel, the highly successful Raptor, and expansion of our Oregon facilities.

FOUR WINDS

Four Winds had record sales and net income in fiscal 2004 and increased its rapidly growing position as the second largest producer of Type C motorhomes. After its very successful entry into the diesel Type A motorhome market with the Mandalay, a second brand, the Presidio, was introduced late in fiscal 2004 with high expectations. In order to accommodate anticipated demand for diesel Type As, the company is constructing a 190,000 square foot, state-of-the-art facility dedicated entirely to diesel production to be completed by April, 2005.

Cruise America, the largest motorhome rental operation in the US and Canada, purchased a record number of vehicles from Four Winds in fiscal 2004.

DUTCHMEN

Dutchmen achieved a healthy increase in sales for a record in fiscal 2004. A new organizational structure created three distinct divisions within Dutchmen, for clearer brand identity and to better meet the needs of industry market segments. A new facility for pre-delivery inspections will give Dutchmen even greater control over the quality of its products and lead to even higher customer satisfaction.

AIRSTREAM

Airstream, Thor's flagship company, was one of the industry's fastest growing companies in fiscal 2004. Building on the substantial gains made in 2003, Airstream increased sales by 56% and more than tripled its net income in fiscal 2004. Strong focus on quality and innovation have enabled Airstream to provide a greatly expanded dealer network with an array of new products and services. The company entered fiscal 2005 with double last year's backlog and plans for expanded facilities.

DAMON

Damon, acquired in September, 2003, achieved significant increases in sales and net income in fiscal 2004. Its acquisition has doubled our share of the Type A motorhome market. A decision to separate gas and diesel motorhome production and sales will allow even greater focus on these two market segments.

THOR CALIFORNIA

Thor California turned profitable in the second half after an unprofitable first six months. The products were improved, the plant reorganized, and product managers for each of its brands were appointed to better meet the needs of the market for each product segment. The popular Jazz fifth wheel remains the number-one selling fifth wheel in Nevada and gained a 60% increase in market share in California.

KOMFORT

Komfort achieved record sales and net income in fiscal 2004. It continues to be the #1 brand in Oregon and Washington, and a brand leader in California and Idaho. Komfort introduced the K-2, a second generation sport-utility trailer for the quality-minded buyer, which is expected to bring an advantage in this growing market segment.

THOR AMERICA

Thor America, observing its 30th year as a manufacturer of RVs, expanded its product offering with the introduction of the Resort series of destination trailers, with more residential features than an ordinary travel trailer.

GENERAL COACH

General Coach, our Canadian operations with facilities in Ontario and British Columbia, maintained their profitability and their reputation for high quality and customer satisfaction, with warranty costs that rank among the lowest of any North American RV manufacturer.

BRECKENRIDGE

Breckenridge, the largest builder of park models, achieved a 12% increase in units shipped in 2004. In anticipation of even greater demand in the future, Breckenridge added acreage adjoining its plant to allow for expansion. The company entered fiscal 2005 with a substantial backlog and a 12% increase in production.


1-800-RV4RENT
CRUISEAMERICA.com
1-800-
RV 4
RENT
CRUISEAMERICA.com

Cruise America purchased a record number of these high-visibility Type C motorhomes from Four Winds.

BUSES

THE INDUSTRY

We continue to be the largest company in the small and mid-size bus industry. We are the leader in all major segments of our market: low-floor, easy-access; low-cost, fuel-efficient transit; and alternative, clean-burning fuels. Mid-size buses up to 35 feet, our principal product, are the most cost-effective, efficient mass transit, offering lower up-front and operating costs.

The small and mid-size bus industry continued to suffer from intense price competition, and budget constraints in many states and municipalities. For the first six months of 2004, however, industry shipments increased by 8.3%. We entered the 40-foot, low-floor bus market with the all-new Axess, a one billion dollar market segment we have not been in, more than doubling our opportunities in the bus industry.

ELDORADO NATIONAL

ElDorado National maintained solid sales and earnings. Our California facility recently received orders for 62 of its all-new Axess heavy-duty, 40-foot, low-floor buses and an additional order for Axess buses with hybrid electric power. This represents a major first step in our penetration of the one billion dollar large bus market. Our Kansas operation remains the largest producer of cut-away buses in the industry and recently successfully introduced a less expensive model. Kansas continues to supply buses for an extended contract received from Caltrans.

A 200,000 square foot state-of-the-art facility was completed in Riverside, CA, in April with the most advanced painting and corrosion prevention equipment. A small test track located on the property is a replica of the Altoona test track, assuring our customers of the most reliable, robust buses.

CHAMPION

After consolidating its manufacturing facilities into a single plant a year ago, Champion realized efficiencies of production. Champion's backlog stands at a two-year high. At a recent industry trade show, Champion introduced a prototype low-floor cutaway bus on an International chassis, a first in our industry.



ElDorado National began production in April in its new Riverside, CA, facility.



Champion's new E-Z Trans low-floor bus on an International chassis was developed to satisfy transit needs at an affordable price.



ElDorado National

The Aerotech SS, built by ElDorado National in its Kansas facility, is a high-style version of their #1 selling bus.

Built in its new California plant, ElDorado National's 30-foot E-Z Rider II provides low-floor access in a rugged economical transit bus.



2 JEFFERSON/CENTRAL
300
CITY OF BROWNSVILLE
BUS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

Net sales in fiscal 2004 totaled $2,187,738,526 versus $1,571,404,414 in fiscal 2003. Net income in fiscal 2004 totaled $106,085,336 versus $78,630,765 in 2003. Basic earnings per share of our common stock in fiscal 2004 were $1.85 compared to $1.38 in fiscal 2003. Our consolidated statements of income for the years ended July 31, 2004, 2003 and 2002 shown as a percentage of net sales are:

	Fiscal years ended July 31,		
	2004	2003	2002
Net Sales	100.0 %	100.0 %	100.0%
Cost of products sold	86.3	85.9	87.4
Gross profit	13.7	14.1	12.6
Selling, general and administrative expenses	6.3	6.2	6.1
Impairment of equity securities	—	(.1)	(.2)
Gain on equity securities	.1	—	—
Other income (net)	.2	.2	.2
Income before income taxes	7.7	8.0	6.6
Income taxes	2.8	3.0	2.5
Net income	4.8 %	5.0 %	4.1 %

Executive Overview

We were founded in 1980 and have grown to be the largest manufacturer of recreation vehicles ("RV's") and small and mid-size buses in North America. Our position in the travel trailer and fifth wheel segment of the industry gives us an approximate 28% market share and in the motorized segment of the industry an approximate 12% market share. Our market in small and mid-size buses is approximately 35%. We have recently entered the 40-foot bus market with a new facility in Southern California designed for that product as well as our existing 30-foot and 35-foot buses.

Our growth has been internal and by acquisition. Our strategy has been to increase our profitability in North America in the recreation vehicle industry and in the bus business by improving our facilities, product innovation, opportunistic acquisitions and manufacturing quality products. We have not purchased unrelated businesses and have no plans to do so in the future.

We rely on internally generated cash flows from operations to finance our growth although we may borrow to make an acquisition if we believe the incremental cash flows will assure rapid payback. We have invested significant capital to modernize our plant facilities and have expended approximately $54 million for that purpose in the past two years.

Our business model includes decentralized operating units and we compensate operating management based upon profitability of the unit which they manage. Our corporate staff provides financial management, centralized purchasing services, insurance, legal and human resources. Senior corporate management interacts regularly with operating management to assure that corporate objectives are understood clearly and are monitored appropriately.

Our RV products are sold to dealers who, in turn, retail those products. Our buses are sold through dealers to municipalities and private purchasers such as rental car companies and hotels. We do not directly finance dealers but do provide repurchase agreements in order to facilitate the dealers obtaining floor plan financing. We have a joint venture, Thor Credit, which provides retail credit to ultimate purchasers of recreation vehicles.

For management and reporting purposes, we segment our business into recreation vehicles – towables and motorized – and buses.

Trends and Business Outlook

The most important determinants of demand for recreation vehicles are demographics. The baby boomer population is now reaching retirement age and retirees are a large market for our products. The baby boomer population in the United States is expected to grow 48% by 2010, or five times the expected 9% growth in the total United States population. We believe a primary indicator of the strength of the recreation vehicle industry is retail sales, which we closely monitor to determine industry trends.

Government entities are primary users of our buses. Demand in this segment is subject to fluctuations in government spending on transit. In addition, hotel and rental car companies are also major users of our small and mid-size buses and therefore airline travel is an important indicator for this market. The majority of our buses have a 5-year useful life, so that many of the buses we sold in 1999 and 2000 will need to be replaced.

Fuel price fluctuations have not historically influenced our sales materially and we do not anticipate that modest increases in interest rates will have a significant negative effect on such sales. Retail sales in the recreation vehicle industry have been strong due to low inflation, favorable interest rates, population trends and concerns about the safety of international travel. Both segments of our recreation vehicle business experienced record sales due to exceptional industry strength. To satisfy that demand, we have hired 1,130 employees since July 31, 2003, increasing our employee total by more than 19%.

Economic or industry-wide factors affecting our recreation vehicle business include raw material costs of commodities used in the manufacture of our product. Materials cost is the primary factor determining our cost of goods sold. During fiscal 2004, we increased product prices on our RV's segment by approximately 2.3% to offset increased raw material costs. Price increases for buses were less than 1% due to continued soft market conditions and competitive pressures. Additional increases in raw material costs would impact our profit margins if we were unable to raise prices for our products by corresponding amounts without negatively affecting sales.

Effective for the quarter ending April 30, 2004, the Company began presenting three reportable segments: 1.) towable recreation vehicles, 2.) motorized recreation vehicles, and 3.) buses. The towable recreation vehicle segment consists of the following operating companies that have been aggregated: Airstream, Breckenridge, Dutchmen, General Coach Hensall and Oliver, Keystone, Komfort, Thor America and Thor California. The motorized recreation vehicle segment consists of the following operating companies that have been aggregated: Airstream, Damon, Four Winds and Oliver. The bus segment consists of the following operating companies that have been aggregated: Champion Bus, ElDorado California and ElDorado Kansas. Previously, the Company was organized into two reportable segments, total recreation vehicles and buses. Previous segment information has been restated to conform to the current reportable segment presentation.

FISCAL 2004 VS. FISCAL 2003

Net sales for fiscal 2004 were $2,187,738,526 compared to $1,571,404,414 for fiscal 2003, up 39.2%. Income before income taxes for fiscal 2004 was $168,219,502, a 33.2% increase from $126,244,258 in fiscal 2003. Included in fiscal 2004 are sales of $210,106,402 and income before income taxes of $10,928,806 for Damon Corporation acquired on September 2, 2003. Excluding Damon, net sales are up 25.9% and income before income taxes are up 24.6%. The increase in income before income taxes of $41,975,244 for fiscal 2004 is the result of the following items: $10,928,806 of income generated by Damon Corporation, $39,313,144 of income from increased recreation vehicle revenues, $1,801,901 of income from the gain on the sale and reclassification of certain equity securities previously held as investments available-for-sale, and no impairment losses versus a $1,580,334 loss last year. Offsetting these increases in income before income taxes was reduced income of $2,729,280 generated by our bus companies, and increased corporate costs of $8,919,661 primarily due to a charge relating to product liability and property insurance of approximately $6,500,000. The reduction in bus income before income taxes was due to continued competitive pressure on the pricing of buses and delayed purchases of buses affected by state and municipal budget constraints.

Other income increased by $950,309 due primarily to a gain on a sale of excess land at our ElDorado Kansas facility for approximately $222,000 and increased profits of Thor Credit and CAT joint venture for recreation vehicles retail financing and rentals, respectively.

Recreation vehicle revenues increased in fiscal 2004 by 45.7% to $1,973,006,616 compared to $1,354,412,440 in fiscal 2003 and accounted for 90.2% of total company revenues compared to 86.2% in fiscal 2003. Bus revenues in fiscal 2004 decreased by 1% to $214,731,910 compared to $216,991,974 in fiscal 2003 and accounted for 9.8% of the total company revenue compared to 13.8% in fiscal 2003.

Gross profit as a percentage of sales for fiscal 2004 decreased to 13.7% from 14.1% for the same period last year. This reduction in gross margin in 2004 is the result of competitive pressure in the bus business, losses at our Thor California operation during the first two quarters of 2004, cost increases in aluminum, copper, lumber, plywood and steel and changes in product mix in recreation vehicles. Price increases during our third and fourth quarters of 2004 on recreation vehicles improved our margins. Gross profit as a percentage of net sales increased slightly in 2004 in both the towable and motorized segments; however, the change in mix for the combined results for recreational vehicles resulted in a decrease in gross profit as a percentage of net sales in 2004.

Selling, general and administrative expenses and amortization of intangibles were $138,459,898 compared to $97,895,716 for the same period in fiscal 2003. As a percentage of sales, selling, general, and administrative expense was 6.3% in fiscal 2004 compared to 6.2% in fiscal 2003. The additional selling, general, and administrative costs are due to increased insurance, legal and professional fees as discussed earlier and increased costs associated with the overall 39.2% increase in revenues.

The overall effective tax rate was 36.9% for fiscal 2004 compared to 37.7% for fiscal 2003. The primary reduction of fiscal 2004 tax was the result of increased tax benefit from US sales to Canada and reduction of state and local taxes.

The following table represents the results of our reporting segments for fiscal 2004 and 2003:

Fiscal 2004

	Towables	Motorized	Total RV	Buses	Corporate	Total Company
Net Sales	$1,433,996,485	$539,010,131	$1,973,006,616	$214,731,910	—	$2,187,738,526
Gross Profit	$ 227,199,404	$ 53,189,596	$ 280,389,000	$ 20,195,537	$ (47,795)	$ 300,536,742
% of Net Sales	15.8%	9.9%	14.2%	9.4%	—	13.7%
Income Before Income Taxes	$ 144,907,169	$ 28,063,900	$ 172,971,069	$ 9,577,157	$(14,328,724)	$ 168,219,502
% of Net Sales	10.1%	5.2%	8.8%	4.5%	—	7.7%

Fiscal 2003

	Towables	Motorized	Total RV	Buses	Corporate	Total Company
Net Sales	$1,126,740,247	$227,672,193	$1,354,412,440	$216,991,974	—	$1,571,404,414
Gross Profit	$ 176,899,436	$ 22,058,257	$ 198,957,693	$ 23,469,615	$(160,419)	$ 222,266,889
% of Net Sales	15.7%	9.7%	14.7%	10.8%	—	14.1%
Income Before Income Taxes	$ 110,712,788	$ 12,016,331	$ 122,729,119	$ 12,306,437	$(8,791,298)	$ 126,244,258
% of Net Sales	9.8%	5.3%	9.1%	5.7%	—	8.0%

	Order Backlog As of July 31, $(000)	
	2004	2003
Recreation Vehicles:		
Towables	$251,573	$141,188
Motorized	108,991	59,924
Total	$360,564	$201,112
Buses	$134,414	$108,256
Total Company	$494,978	$309,368

FISCAL 2003 VS. FISCAL 2002

Net sales for fiscal 2003 were $1,571,404,414 compared to $1,245,299,721 for fiscal 2002. Income before income taxes for fiscal 2003 was $126,244,258, a 54.3% increase from $81,827,235 in fiscal 2002. The increase in income before income taxes of $44,417,023 is the result of the following items: $45,220,000 of income from increased recreation vehicle revenues, reduced impairment losses of $538,777 compared to fiscal 2002, and reduced corporate costs of $1,368,246. Offsetting these increases in income before income taxes was reduced income of $2,710,000 generated by our bus companies. The reduction in bus income before income taxes was due to continued competitive pressure on the pricing of buses and delayed purchases of buses affected by state and municipal budget constraints.

Other income increased by $675,372 due primarily to increased profits of Thor Credit, our joint venture retail finance company for recreation vehicles.

Recreation vehicle revenues increased in fiscal 2003 by 39.1% to $1,354,412,440 compared to $973,697,307 in fiscal 2002 and accounted for 86.2% of total company revenues compared to 78.2% in fiscal 2002. Bus revenues in fiscal 2003 decreased by 20.1% to $216,991,974 compared to $271,602,414 in fiscal 2002 and accounted for 13.8% of the total company revenues compared to 21.8% in fiscal 2002.

Gross profit as a percentage of sales for fiscal 2003 increased to 14.1% from 12.6% for fiscal 2002 primarily due to increased recreation vehicle sales and lower material cost in recreation vehicles. Recreation vehicle price increases averaged 2% for fiscal 2003. Price increases for buses were less than 1% due to soft market conditions and competitive pressures.

Selling, general and administrative expenses and amortization of intangibles were $97,895,716 compared to $75,419,423 for the same period in fiscal 2002. As a percentage of sales, selling, general and administrative expense were 6.2% in fiscal 2003 compared to 6.1% in fiscal 2002. The additional selling, general and administrative costs are due primarily to increased costs associated with the 26.2% increase in revenues.

The overall effective tax rate was 37.7% for fiscal 2003 compared to 37.5% for fiscal 2002.

The following table represents the results of our reporting segments for fiscal 2003 and 2002:

Fiscal 2003

	Towables	Motorized	Total RV	Buses	Corporate	Total Company
Net Sales	$1,126,740,247	$227,672,193	$1,354,412,440	$216,991,974	—	$ 1,571,404,414
Gross Profit	$ 176,899,436	$ 22,058,257	$ 198,957,693	$ 23,469,615	$ (160,419)	$ 222,266,889
% of Net Sales	15.7%	9.7%	14.7%	10.8%	—	14.1%
Income Before Income Taxes	$ 110,712,788	$ 12,016,331	$ 122,729,119	$ 12,306,437	$(8,791,298)	$ 126,244,258
% of Net Sales	9.8%	5.3%	9.1%	5.7%	—	8.0%

Fiscal 2002

	Towables	Motorized	Total RV	Buses	Corporate	Total Company
Net Sales	$ 785,326,795	$188,370,512	$ 973,697,307	$271,602,414	—	$1,245,299,721
Gross Profit	$ 112,163,730	$ 17,974,857	$ 130,138,587	$ 27,621,123	$(692,674)	$ 157,067,036
% of Net Sales	14.3%	9.5%	13.4%	10.2%	—	12.6%
Income Before Income Taxes	$ 67,716,413	$ 9,792,144	$ 77,508,557	$ 15,016,402	$(10,697,724)	$ 81,827,235
% of Net Sales	8.6%	5.2%	8.0%	5.5%	—	6.6%

	Order Backlog As of July 31, $(000)	
	2003	2002
Recreation Vehicles:		
Towables	$141,188	$208,045
Motorized	59,924	43,309
Total	$201,112	$251,354
Buses	$108,256	$ 99,228
Total Company	$309,368	$350,582

FINANCIAL CONDITION AND LIQUIDITY

As of July 31, 2004, we had $199,166,146 in cash, cash equivalents and short-term investments, compared to $172,233,135 on July 31, 2003. We classify our debt and equity securities as trading or available-for-sale securities. The former are carried on our consolidated balance sheets as "Cash and cash equivalents" or "Investments – short term". The latter are carried on our consolidated balance sheet as "Investments – investments available-for-sale".

On September 2, 2003, Thor acquired 100% of the common stock of Damon Corporation ("Damon"). Damon is engaged in the business of manufacturing Class A motorhomes and park models. The cash price of the acquisition was approximately $29,618,354, which was paid from internal funds. Immediately after the closing, the Company paid off a $12,972,498 bank debt assumed in connection with the acquisition.

Trading securities, principally investment grade securities composed of asset-based notes, mortgage-backed notes and corporate bonds, are generally bought and held for sale in the near term. All other securities are classified as available-for-sale. In each case, securities are carried at fair market value. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses on investments classified as available-for-sale, net of related tax effect, are not included in earnings, but appear as a component of "Accumulated other comprehensive income (loss)" on our consolidated balance sheets until the gain or loss is realized upon the disposition of the investment or if a decline in the fair market value is determined to be other than temporary.

Due to the relative short-term maturity (average 3 months) of our trading securities, we do not believe that a change in the fair market value of these securities will have a significant impact on our financial position or results of future operations.

Working capital at July 31, 2004 was $256,198,030 compared to $190,689,508 on July 31, 2003. We have no long-term debt. We currently have a $30,000,000 revolving line of credit which bears interest at negotiated rates below prime and expires on November 27, 2004. There were no borrowings on this line of credit at July 31, 2004. The loan agreement executed in connection with the line of credit contains certain covenants, including restrictions on additional indebtedness, and requires us to maintain certain financial ratios. We believe that internally generated funds and the line of credit will be sufficient to meet our current needs and any additional capital requirements during the next 12 months. Capital expenditures of approximately $26,940,489 for the twelve months ended July 31, 2004 were primarily for planned expansions at our Keystone, Dutchmen, Four Winds, and ElDorado National California companies.

The Company anticipates capital expenditures in fiscal 2005 of approximately $50,000,000. The major components of these capital expenditures include approximately $12,000,000 to purchase currently leased buildings and $30,000,000 to expand capacity in our RV companies. The balance of capital expenditures will be for purchasing or replacement of machinery and equipment in the ordinary course of business.

Critical Accounting Estimates

The consolidated financial statements of Thor are prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We believe that of our accounting policies, the following may involve a higher degree of judgments, estimates, and complexity:

Impairment of Goodwill, Trademarks and Long-lived Assets

Thor at least annually reviews the carrying value of its goodwill and trademarks with indefinite useful lives. Long lived assets, identifiable intangibles that are amortized, goodwill and trademarks with indefinite useful lives are also reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable from undiscounted future cash flows. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair values are reasonable; however, changes in estimates of such cash flows and fair values could affect the evaluations.

Insurance Reserves

Generally, we are self-insured for workers' compensation and group medical insurance. Under these plans, liabilities are recognized for claims incurred, including those incurred but not reported, and changes in the reserves. At the time a workers' compensation claim is filed, a liability is estimated to settle the claim. The liability for workers' compensation claims is determined by a third party administrator using various state statutes and reserve requirements. Group medical reserves are funded through a Trust and are estimated using historical claims' experience. We have a self-insured retention for product liability and personal injury matters of $5,000,000 per occurrence. We have established a reserve on our balance sheet for such occurrences based on historical data and actuarial information. We maintain excess liability insurance aggregating $5,000,000 with outside insurance carriers to minimize our risks related to catastrophic claims in excess of all our self-insured positions. Any material change in the aforementioned factors could have an adverse impact on our operating results.

Warranty

Thor provides customers of our products with a warranty covering defects in material or workmanship for periods generally ranging from one to two years, with longer warranties on certain structural components. We record a liability based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Factors we use in estimating the warranty liability include a history of units sold, existing dealer inventory, average cost incurred and a profile of the distribution of warranty expenditures over the warranty period. A significant increase in dealer shop rates, the cost of parts or the frequency of claims could have a material adverse impact on our operating results for the period or periods in which such claims or additional costs materialize. Management believes that the warranty reserve is adequate; however, actual claims incurred could differ from estimates, requiring adjustments to the reserves. Warranty reserves are reviewed and adjusted as necessary on a quarterly basis.

PRINCIPAL CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

Our principal contractual obligations and commercial commitments at July 31, 2004 are summarized in the following charts.

Contractual Obligations	Total	Payments Due By Period Fiscal 2005	Fiscal 2006-2007	Fiscal 2008-2009	After 5 Years
Operating leases	$16,225,214	$4,020,734	$ 5,744,346	$ 3,607,952	$2,852,182
Total contractual cash obligations	$16,225,214	$4,020,734	$ 5,744,346	$ 3,607,952	$2,852,182

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Lines of credit	$ 30,000,000	$ 30,000,000	$ —	$ —	$ —
Guarantees	$ 2,848,000	$ 2,848,000	$ —	$ —	$ —
Standby repurchase obligations	$ 533,741,000	$533,741,000	$ —	$ —	$ —
Other commercial commitments	$ —	$ —	$ —	$ —	$ —
Total commercial commitments	$ 566,589,000	$566,589,000	$ —	$ —	$ —

ACCOUNTING PRONOUNCEMENTS

On November 1, 2003 we adopted FASB Interpretation No. 46 ("FIN 46") "Consolidation of Variable Interest Entities". FIN 46 addresses the reporting and consolidation of variable interest entities as they relate to a business enterprise. This interpretation incorporates and supercedes the guidance set forth in ARB No. 51, "Consolidated Financial Statements." It requires the consolidation of variable interests into the financial statements of a business enterprise if that enterprise holds a controlling interest via other means than the traditional voting majority. The requirements of FIN 46 are effective immediately for variable interest entities created after January 31, 2003 and are effective for the first reporting period after December 15, 2003 for variable interest entities created before February 1, 2003. The adoption of FIN 46 did not have an impact on the consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

The Company is exposed to market risk from changes in foreign currency related to its operations in Canada. However, because of the size of Canadian operations, a hypothetical 10% change in the Canadian dollar as compared to the U.S. dollar would not have a significant impact of the Company's financial position or results of operations. The Company is also exposed to market risks related to interest rates because of its investments in corporate debt securities. A hypothetical 10% change in interest rates would not have a significant impact on the Company's financial position or results of operations.

YOUR COMPANY'S DRIVE FOR EXCELLENCE



Cash ($ millions)
200
150
100
50
0
$44
$69
$78
$107
$118
$172
$199
'98
'99
'00
'01
'02
'03
'04



Working Capital ($ millions)
300
250
200
150
100
50
0
$99
$123
$139
$151
$134
$191
$256
'98
'99
'00
'01
'02
'03
'04



Book Value Per Share ($)
10
8
6
4
2
0
$2.82
$3.40
$4.07
$4.62
$5.87
$7.25
$8.95
'98
'99
'00
'01
'02
'03
'04



Income Before Tax (as % of sales)
8
7
6
5
4
3
2
1
0
4.5%
6.4%
6.7%
5.3%
6.6%
8.0%
7.7%
'98
'99
'00
'01
'02
'03
'04



Capital Expenditures ($ millions)
30
25
20
15
10
5
0
$2.1
$7.4
$13.9
$17.2
$7.5
$27.3
$26.9
'98
'99
'00
'01
'02
'03
'04



Total Assets ($ millions)
800
700
600
500
400
300
200
100
0
$214
$246
$282
$309
$498
$609
$763
'98
'99
'00
'01
'02
'03
'04

QUARTERLY FINANCIAL DATA

	October 31	January 31	April 30	July 31
	($000, except per share amounts)			
Fiscal 2004				
Net sales	$ 490,427	$ 426,479	$ 645,690	$ 625,142
Gross profit	66,209	53,335	90,121	90,872
Net income (3)	23,704	17,520	32,783	32,078
Earnings per common share (2)				
Basic	.42	.30	.57	.56
Diluted	.41	.30	.57	.56
Dividends paid per common share	.015	.015	.03	.03
Market prices per common share (2)				
High	$ 32.30	$ 33.28	$ 34.67	$ 33.97
Low	$ 20.79	$ 26.34	$ 22.00	$ 25.40

	October 31	January 31	April 30	July 31
	($000, except per share amounts)			
Fiscal 2003				
Net sales	$ 406,261	$ 329,898	$ 412,750	$ 422,495
Gross profit	58,593	45,153	57,035	61,486
Net income (1)	20,848	15,369	20,154	22,260
Earnings per common share				
Basic	.37	.27	.35	.39
Diluted	.37	.26	.35	.39
Dividends paid per common share	.005	.005	.005	.01
Market prices per common share				
High	$ 18.59	$ 21.39	$ 16.15	$ 22.93
Low	$ 13.73	$ 13.15	$ 10.73	$ 15.50

(1) Net income in the first quarter of fiscal 2003 was decreased by $945,830 for an equity investment impairment charge, net of tax benefit.

(2) Per share amounts and market prices per common share were adjusted for the two-for-one stock split in January of 2004.

(3) Net income in the fourth quarter of fiscal 2004 was decreased by approximately $4,102,000 for charges relating to product and property liability insurance, net of tax benefit.

Consolidated Balance Sheets, July 31, 2004 and 2003

Assets	2004	2003
Current assets:		
Cash and cash equivalents	$ 136,120,530	$ 132,124,452
Investments-short term (Note A)	63,045,616	40,108,683
Accounts receivable:		
Trade, less allowance for doubtful accounts—$558,365 in 2004 and $625,214 in 2003	132,615,992	94,296,951
Other	4,304,573	3,018,016
Inventories (Note D)	147,588,254	96,652,532
Deferred income taxes and other (Note F)	14,291,395	12,431,573
Total current assets	497,966,360	378,632,207
Property, plant and equipment:		
Land	17,263,271	12,058,354
Buildings and improvements	74,436,370	55,541,971
Machinery and equipment	40,046,081	31,644,155
Total cost	131,745,722	99,244,480
Less accumulated depreciation	32,982,694	25,829,440
Net property, plant and equipment	98,763,028	73,415,040
Investments:		
Joint ventures (Note L)	2,514,449	2,219,469
Investments available-for-sale (Note A)	—	2,860,466
Total investments	2,514,449	5,079,935
Other assets:		
Goodwill (Note C)	140,857,162	130,554,872
Noncompete agreements (Note C)	3,580,962	3,739,589
Trademarks (Note C)	12,269,642	8,669,642
Other	6,635,161	8,850,173
Total other assets	163,342,927	151,814,276
Total	$ 762,586,764	$ 608,941,458

See notes to consolidated financial statements.

Liabilities and Stockholders' Equity	2004	2003
Current liabilities:		
Accounts payable	$ 125,574,124	$ 102,923,191
Accrued liabilities:		
Compensation and related items	25,712,538	19,086,195
Product warranties	45,829,471	35,114,825
Taxes	20,890,901	21,431,099
Other	23,761,296	9,387,389
Total current liabilities	241,768,330	187,942,699
Deferred income taxes and other liabilities (Note F)	9,214,698	6,176,976
Contingent liabilities and commitments (Note I)		
Stockholders' equity (Note J):		
Preferred stock—authorized 1,000,000 shares; none outstanding	—	—
Common stock—par value of $.10 a share; authorized, 250,000,000 shares; issued 57,146,160 shares in 2004 and 57,195,290 shares in 2003	5,714,616	5,719,529
Additional paid-in capital	81,018,989	78,765,472
Retained earnings	425,933,821	331,647,776
Restricted stock plan	(1,127,412)	(1,169,103)
Accumulated other comprehensive income (loss)	63,722	(141,891)
Total stockholders' equity	511,603,736	414,821,783
Total	$ 762,586,764	$ 608,941,458

See notes to consolidated financial statements.

Consolidated Statements of Income for the Years Ended July 31, 2004, 2003 and 2002

	2004	2003	2002
Net sales	$ 2,187,738,526	$ 1,571,404,414	$ 1,245,299,721
Cost of products sold	1,887,201,784	1,349,137,525	1,088,232,685
Gross profit	300,536,742	222,266,889	157,067,036
Selling, general and administrative expenses	137,661,270	97,180,897	74,849,247
Amortization of intangibles	798,628	714,819	570,176
Impairment of equity securities (Note A)	—	(1,580,334)	(2,119,111)
Gain on sale of equity securities	1,801,901	—	—
Interest income	1,788,967	2,085,409	1,541,867
Interest expense	(156,135)	(389,606)	(325,378)
Other income	2,707,925	1,757,616	1,082,244
Income before income taxes	168,219,502	126,244,258	81,827,235
Income taxes (Note F)	62,134,166	47,613,493	30,645,562
Net income	$ 106,085,336	$ 78,630,765	$ 51,181,673
Earnings per common share (Note A)			
Basic	$ 1.85	$ 1.38	$ .94
Diluted	$ 1.84	$ 1.37	$ .94

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income for the Years Ended July 31, 2004, 2003 and 2002

	Treasury Stock		Common Stock		Additional Paid-In Capital	Restricted Stock Plan	Accumulated Other Comprehensive Loss	Retained Earnings	Comprehensive Income
	Shares	Amount	Shares	Amount					
July 31, 2001	7,633,748	$(29,598,666)	55,271,388	$5,527,139	$23,112,969	$(352,402)	$(1,685,309)	$222,942,676	
Net income	—	—	—	—	—	—	—	51,181,673	$51,181,673
Stock option activity	—	—	289,288	28,929	1,199,215	—	—	—	—
Restricted stock activity	—	—	39,000	3,900	342,299	(346,199)	—	—	—
Shares issued	—	—	9,000,000	900,000	62,056,820	—	—	—	—
Cash dividends - $.02 per common share	—	—	—	—	—	—	—	(1,091,057)	—
Unrealized appreciation on investments	—	—	—	—	—	—	455,281	—	455,281
Foreign currency translation adjustment	—	—	—	—	—	—	(225,886)	—	(225,886)
Compensation expense	—	—	—	—	—	167,539	—	—	—
July 31, 2002	7,633,748	(29,598,666)	64,599,676	6,459,968	86,711,303	(531,062)	(1,455,914)	273,033,292	$51,411,068
Net income	—	—	—	—	—	—	—	78,630,765	$78,630,765
Shares retired	(7,633,748)	29,598,666	(7,633,748)	(763,375)	(10,247,113)	—	—	(18,588,176)	—
Stock option activity	—	—	174,662	17,466	1,184,343	—	—	—	—
Restricted stock activity	—	—	54,700	5,470	1,116,939	(908,830)	—	—	—
Cash dividends - $.025 per common share	—	—	—	—	—	—	—	(1,428,105)	—
Unrealized appreciation on investments	—	—	—	—	—	—	357,559	—	357,559
Foreign currency translation adjustment	—	—	—	—	—	—	956,464	—	956,464
Compensation expense	—	—	—	—	—	270,789	—	—	—
July 31, 2003	—	—	57,195,290	5,719,529	78,765,472	(1,169,103)	(141,891)	331,647,776	$79,944,788
Net income	—	—	—	—	—	—	—	106,085,336	$106,085,336
Shares purchased	288,000	(7,078,339)	—	—	—	—	—	—	—
Shares retired	(288,000)	7,078,339	(288,000)	(28,800)	(402,654)	—	—	(6,646,885)	—
Stock option activity	—	—	227,370	22,737	2,347,856	—	—	—	—
Restricted stock activity	—	—	11,500	1,150	308,315	(309,465)	—	—	—
Cash dividends - $.09 per common share	—	—	—	—	—	—	—	(5,152,406)	—
Unrealized appreciation on investments	—	—	—	—	—	—	(357,559)	—	(357,559)
Foreign currency translation adjustment	—	—	—	—	—	—	563,172	—	563,172
Compensation expense	—	—	—	—	—	351,156	—	—	—
July 31, 2004	—	$ —	57,146,160	$5,714,616	$81,018,989	$(1,127,412)	$ 63,722	$425,933,821	$106,290,949

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows for the Years Ended July 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 106,085,336	$ 78,630,765	$ 51,181,673
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	7,656,491	5,670,597	4,655,184
Amortization of intangibles	798,627	714,819	570,176
Deferred income taxes	100,846	(7,130,157)	4,219,343
Impairment of equity securities	—	1,580,334	2,119,111
(Gain) on sale of equity securities	(1,801,901)	—	—
(Gain) loss on disposition of assets	(199,964)	58,708	(272,906)
(Gain) loss on sale of investments available-for-sale	—	6,255	(29,322)
(Gain) loss on sale of trading investments	1,297,824	330,233	(407,012)
Unrealized (gain) loss on trading investments	98,088	(121,497)	1,164,756
Changes in assets and liabilities, net of effects from acquisitions and divestments:			
Purchase of trading investments	(122,908,698)	(74,562,479)	(8,273,407)
Proceeds from sale of trading investments	102,688,129	38,866,934	50,027,883
Accounts receivable	(22,106,684)	(22,053,069)	(2,914,958)
Inventories	(23,945,741)	(1,987,178)	4,570,827
Deferred taxes and other	3,261,846	(7,269,186)	(48,238)
Accounts payable	9,144,734	13,525,306	10,149,604
Accrued liabilities	20,923,312	17,964,414	16,260,239
Other	2,123,945	1,446,532	665,332
Net cash provided by operating activities	83,216,190	45,671,331	133,638,285
Cash flows from investing activities:			
Purchases of property, plant and equipment	(26,940,489)	(27,264,463)	(7,483,710)
Proceeds from disposition of assets	291,813	24,600	1,766,052
Proceeds from sale of available-for-sale investments	—	23,687	96,228
Acquisitions - net of cash acquired	(29,618,354)	—	(74,794,195)
Net cash (used in) investing activities	(56,267,030)	(27,216,176)	(80,415,625)
Cash flows from financing activities:			
Cash dividends	(5,152,406)	(1,428,105)	(1,091,057)
Purchase of common stock for retirement	(7,078,339)	—	—
Retirement of Damon acquired debt	(12,972,498)	—	—
Proceeds from issuance of common stock	1,686,989	948,299	1,228,145
Net cash (used in) provided by financing activities	(23,516,254)	(479,806)	137,088
Effect of exchange rate changes on cash	563,172	956,464	(225,886)
Net increase in cash and cash equivalents	3,996,078	18,931,813	53,133,862
Cash and cash equivalents, beginning of year	132,124,452	113,192,639	60,058,777
Cash and cash equivalents, end of year	$ 136,120,530	$ 132,124,452	$113,192,639
Supplemental cash flow information:			
Income taxes paid	$ 62,431,155	$ 48,154,350	$ 17,787,259
Interest paid	$ 156,135	$ 389,606	$ 325,378
Non-cash transactions:			
Issuance of restricted stock	$ 309,465	$ 908,830	$ 346,199
Retirement of treasury shares	$ 7,078,339	$ 29,598,666	$ —

See notes to consolidated financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Thor Industries, Inc. and its wholly-owned domestic and foreign subsidiaries (collectively, the "Company"). All inter-company balances and transactions are eliminated upon consolidation.

Cash and Cash Equivalents – Interest-bearing deposits and other investments with maturities of three months or less when purchased are considered cash equivalents. Cash, cash equivalents and short term investments of $128,746,850 are held by a major financial institution. The remaining $70,419,296 is held at various other financial institutions.

Investments – The Company classifies its debt and equity securities as trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All securities not classified as trading are classified as available-for-sale.

During the second quarter of fiscal 2004, the Company decided to begin actively trading the equity securities it held previously classified as available-for-sale securities. Therefore, at July 31, 2004, these securities are classified as trading and the balance in investments available-for-sale was reclassed to Investments - short term. Additionally, the balance in unrealized gain/loss on available-for-sale securities which was previously included in accumulated other comprehensive income (loss) was reclassified and recorded in the statement of consolidated income caption "Gains on sale of equity securities".

Trading securities and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss), net of income taxes until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. Dividend and interest income are recognized when earned.

At July 31, 2004, the Company held equity securities with a fair value of $7,009 and a cost basis of $13,327 after recognized impairments in prior years. The Company recorded an impairment charge of $1,580,334 in the first quarter of 2003, and $2,119,111 in the fourth quarter of fiscal 2002 relating to its investment in an equity investment as it was determined that the decline in market value of the investment was deemed to be other than temporary. These impairment charges are included in the consolidated statement of income caption "Impairment of Equity Securities".

The Company holds certain corporate debt securities that are classified as trading securities and reported as Investments – short term. Included in other income are net realized losses on trading securities of $1,296,815 in fiscal 2004, $330,233 in fiscal 2003 and net realized gains on trading securities of $407,013 in fiscal 2002.

Fair Value of Financial Investments – the carrying amount of cash equivalents, investments, accounts receivable, and accounts payable approximate fair value because of the relatively short maturity of these financial instruments.

Inventories – Inventories are stated at the lower of cost or market, determined principally by the last-in, first-out (LIFO) basis.

Depreciation – Property, plant and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements – 10 to 39 years
Machinery and equipment – 3 to 10 years

Other Assets – Other assets consist of goodwill, trademarks, and non-compete agreements. Non-compete agreements are amortized using the straight-line method over 5 to 10 years. Goodwill and trademarks are no longer amortized but are tested at least annually for impairment. Trademarks are not amortized because they have indefinite useful lives.

Long-lived Assets – Long-lived assets and identifiable intangibles that are amortized are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from undiscounted future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value.

Product Warranties – Estimated warranty costs are provided at the time of sale of the warranted products. Warranty reserves are reviewed and adjusted as necessary on a quarterly basis.

Revenue Recognition – Revenues from the sale of recreation vehicles and buses are recognized when title passes, which is when shipped to dealers, distributors, or contract buyers in accordance with shipping terms, which are FOB shipping point.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency – Assets and liabilities of the Company's Canadian operations reported in the consolidated balance sheets have been translated at current exchange rates. Revenues and expenses reported in the consolidated statements of income have been translated at the average exchange rate for the year. Translation adjustments have been included in accumulated other comprehensive income (loss). Transaction gains and losses are not significant.

Stock Split – The Company declared a two-for-one common stock split in the fourth quarter of 2002 and again in the second quarter of 2004 that was distributed to shareholders of record as of June 19, 2002 and January 5, 2004, respectively. All share and per share amounts have been retroactively adjusted for the effect of the common stock splits.

Stock Options – The Company measures cost for stock options issued to employees and directors using the method of accounting prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees."

As an alternative to accounting for stock-based compensation under APB No. 25, SFAS No. 123, "Accounting for Stock-Based Compensation," establishes a fair-value method of accounting for employee stock options. The company uses the Black-Scholes option pricing model to estimate the grant date fair value of its option grants. The fair value is recognized over the option vesting period which is three years. Had compensation cost for these grants been determined using the fair-value method, the Company's net income and net earnings per common share would have been:

	2004	2003	2002
Net income			
As reported	$106,085,336	$ 78,630,765	$ 51,181,673
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects.	(884,440)	(657,988)	(250,969)
Pro forma	$105,200,896	$ 77,972,777	$ 50,930,704
Earnings per common share—basic			
As reported	$ 1.85	$ 1.38	$ .94
Pro forma	$ 1.84	$ 1.37	$ .94
Earnings per common share—diluted			
As reported	$ 1.84	$ 1.37	$ .94
Pro forma	$ 1.83	$ 1.36	$ .93

Earnings Per Share – Basic earnings per common share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding assuming dilution. The difference between basic EPS and diluted EPS is the result of outstanding stock options.

	2004	2003	2002
Weighted average shares outstanding for basic earnings per share	57,224,404	57,107,584	54,324,716
Stock options	365,790	342,272	361,222
Weighted average shares outstanding assuming dilution	57,590,194	57,449,856	54,685,938

Accounting Pronouncements – On November 1, 2003, we adopted FASB Interpretation No. 46 "Consolidation of Variable Interest Entities. FIN 46 addresses the reporting and consolidation of variable interest entities as they relate to a business enterprise. This interpretation incorporates and supercedes the guidance set forth in ARB No. 51, "Consolidated Financial Statements." It requires the consolidation of variable interests into the financial statements of a business enterprise if that enterprise holds a controlling interest via other means than the traditional voting majority. The requirements of FIN 46 are effective immediately for variable interest entities created after January 31, 2003 and are effective for the first reporting period after December 15, 2003 for variable interest entities created before

See notes to consolidated financial statements.

February 1, 2003. The adoption of FIN 46 did not have an impact on the consolidated financial statements.

Reclassification – Certain reclassifications have been made in fiscal 2003 and fiscal 2002 consolidated financial statements to conform to the presentation used in fiscal 2004.

B. ACQUISITIONS

On September 2, 2003, Thor acquired 100% of the common stock of Damon Corporation ("Damon"). Damon is engaged in the business of manufacturing Class A motorhomes and park models. The cash price of the acquisition was $29,618,354 which was paid from internal funds.

Immediately after the closing, the Company paid off a $12,972,498 bank debt assumed in connection with the acquisition.

The following table summarizes the allocation of the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$ 45,897,168
Property, plant and equipment	6,142,073
Goodwill	10,302,290
Trademarks and non-compete agreements	4,240,000
Other assets	450,510
Total assets acquired	67,032,041
Current liabilities	24,441,189
Other Liabilities	12,972,498
Net assets acquired	$ 29,618,354

The purchase price allocation includes $640,000 of non-compete agreements, which will be amortized over seven to ten years, $10,302,290 of goodwill and $3,600,000 for trademarks that are not subject to amortization. The Company has made an election under Section 338 of the Internal Revenue Code allowing it to deduct non-compete, goodwill and trademarks for tax purposes.

The primary reasons for the acquisition include Damon's future earnings potential, its fit with our existing operations, its market share, and its cash flow. The results of operations for Damon are included in Thor's operating results beginning September 3, 2003. The Damon goodwill and its results are included in the recreation vehicles reporting segment.

Pro forma Information (unaudited): Pro forma results of operations, as if the acquisition occurred as of the beginning of the period is presented below. These proforma results may not be indicative of the actual results that would have occurred under the ownership and management of the Company.

	Year ended July 31, 2004 (Proforma)	Year ended July 31, 2003 (Proforma)
Net Sales	$ 2,209,739,589	$1,775,374,541
Net Income	$ 106,273,949	$ 83,969,449
Earnings per common share		
Basic	$ 1.86	$ 1.47
Diluted	$ 1.85	$ 1.46

On November 9, 2001, Thor acquired 100% of the common and preferred stock of Keystone RV Company ("Keystone"). Keystone is engaged in the business of manufacturing travel trailers and fifth wheel recreation vehicles. The purchase price of $151,104,000 consisted of cash of $88,824,000 and 4,500,000 shares of Thor common stock valued at $62,280,000. The value of the common stock was based on the average market price of Thor's common shares over the two-day period before and after the terms of the acquisition were agreed to and announced.

The purchase price allocation includes $4,500,000 of non-compete agreements, which will be amortized over seven to ten years, $120,026,403 of goodwill and $7,000,000 for trademarks that are not subject to amortization. The non-compete agreements, goodwill and trademarks are not deductible for tax purposes.

The primary reasons for the acquisition include Keystone's future earnings potential, its fit with our existing operations, its market share, and its cash flows. The results of operations for Keystone are included in Thor's operating results beginning November 10, 2001. The Keystone goodwill and its results are included in the recreation vehicle reporting segment.

Pro Forma Information (unaudited) – Pro Forma results of operations, as if the Keystone acquisition occurred as of the beginning of the period is presented below. These proforma results may not be indicative of the actual results that would have occurred under the ownership and management of the Company.

	Year ended July 31, 2002
Net Sales	$ 1,379,923,633
Net Income	$ 60,919,429
Earnings per common share	
Basic	$ 1.12
Diluted	$ 1.11

C. GOODWILL AND OTHER INTANGIBLE ASSETS

Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", requires goodwill to be tested for impairment at least annually and more frequently if an event occurs which indicates the goodwill may be impaired. On an annual basis, we test goodwill for impairment during the fourth quarter.

The components of other intangibles are as follows:

	July 31, 2004		July 31, 2003	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Amortizable Intangible Assets- Non-compete agreements	$14,713,367	$11,132,405	$14,073,367	$10,333,778

Aggregate amortization expense for non-compete agreements for the years ended, July 31, 2004, 2003 and 2002 were $798,627, $714,819, and $570,176, respectively. Non-compete agreements are amortized on a straight-line basis.

Estimated Amortization Expense:

For the year ending July 2005	$762,914
For the year ending July 2006	$676,247
For the year ending July 2007	$676,247
For the year ending July 2008	$676,247
For the year ending July 2009	$352,761

The change in the carrying amount of goodwill and trademarks for the 12 month period ended July 31, 2004 are as follows:

	Goodwill	Trademark
Balance as of July 31, 2003	$ 130,554,872	$ 8,669,642
Acquisitions	10,302,290	3,600,000
Balance as of July 31, 2004	$ 140,857,162	$ 12,269,642

As of July 31, 2004 goodwill and trademarks by segment totaled as follows:

Recreation Vehicles	Goodwill	Trademark
Towables	$ 123,309,631	$ 9,441,674
Motorized	17,252,031	2,600,000
Buses	295,500	227,968
Total	$ 140,857,162	$ 12,269,642

See notes to consolidated financial statements.

D. INVENTORIES

Major classifications of inventories are:

	As of July 31,	
	2004	2003
Finished products	$ 13,604,925	$ 6,342,179
Work in process	41,117,720	25,267,593
Raw materials	72,323,887	52,499,474
Chassis	30,161,715	19,108,412
Subtotal	157,208,247	103,217,658
Less excess of FIFO costs over LIFO costs	9,619,993	6,565,126
Total inventories	$ 147,588,254	$ 96,652,532

E. LINE OF CREDIT

The Company has a $30,000,000 unsecured revolving line of credit which bears interest at prime less 2% (2.25% at July 31, 2004) and expires on November 27, 2004. There was no outstanding balance at July 31, 2004 and July 31, 2003. The loan agreement executed in connection with the line of credit contains certain covenants, including restrictions on additional indebtedness, and requires the Company to maintain certain financial ratios. The Company intends to renew the unsecured revolving line of credit prior to expiration.

F. INCOME TAXES

	Years ended July 31,		
	2004	2003	2002
Income taxes:			
Federal	$ 50,672,969	$ 43,300,270	$20,996,098
State and local	10,503,397	9,890,039	5,571,289
Foreign	856,954	1,553,341	917,638
Total current	62,033,320	54,743,650	27,485,025
Total deferred	100,846	(7,130,157)	3,160,537
Income taxes	$ 62,134,166	$ 47,613,493	$30,645,562

The differences between income taxes at the federal statutory rate and the actual income taxes are as follows:

	2004	2003	2002
Provision at statutory rates	$ 58,876,825	$44,185,490	28,639,532
State and local income taxes, net of federal tax benefit	6,735,053	5,446,387	3,621,338
Extraterritorial income benefit	(867,060)	(402,500)	(281,750)
Credits and incentives	(1,181,236)	(1,118,863)	(958,839)
Other	(1,429,416)	(497,021)	(374,719)
Income taxes	$ 62,134,166	$47,613,493	$30,645,562

Income before income taxes includes foreign income of $2,191,601 in fiscal 2004, $3,586,649 in fiscal 2003 and $2,293,791 in fiscal 2002.

	July 31, 2004	July 31, 2003
A summary of deferred income taxes is:		
Current deferred tax asset (liability):		
Inventory basis	$ (1,064,604)	$(1,135,821)
Employee benefits	814,327	359,121
Self-insurance	10,596,507	4,835,447
Product warranties	(4,213,439)	2,460,359
Other	2,183,666	451,215
Total current deferred tax asset included in deferred income taxes and other	**8,316,457**	**6,970,321**
Long-term deferred tax asset (liability):		
Property basis	(2,490,018)	(1,505,401)
Investments	426,791	1,395,321
Deferred compensation	2,278,625	1,454,440
Trademarks and non-compete	(4,164,085)	(4,493,512)
Other	(309,786)	145,129
Total long-term deferred tax liability included in deferred income taxes and other liabilities	**(4,258,473)**	**(3,004,023)**
Net deferred tax asset	**$ 4,057,984**	**$ 3,966,298**

G. LEASES

The Company has operating leases principally for land, buildings and equipment. Future minimum rental payments required under these operating leases are $16,225,214, which includes the following amount due in each of the next five fiscal years ending July 31: $4,020,734 in fiscal 2005; $3,135,431 in fiscal 2006; $2,608,915 in fiscal 2007; $1,986,444 in fiscal 2008; $1,621,508 in fiscal 2009 and $2,852,182 thereafter. Rent expense was $6,171,891 in fiscal 2004, $5,636,059 in fiscal 2003, and $4,480,446 in fiscal 2002.

H. EMPLOYEE BENEFIT PLANS

Substantially all non-highly compensated employees can participate in a 401(k) plan. Company contributions are at the discretion of the Company's board of directors, except that Company contributions for union employees are based on hours worked. Total expense for the plans was $645,320 in fiscal 2004, $484,499 in fiscal 2003, and $556,044 in fiscal 2002.

The Company has established a deferred compensation plan for executives who do not participate in a 401(k) plan. This plan allows executives to defer a portion of their compensation and to direct the Company to invest the funds in mutual fund investments held by the Company. Participant benefits are limited to the value of the investments held on their behalf. Investments held by the Company are accounted for as trading securities and the obligation to the participants is reported as a liability. No income or loss is recorded through the Consolidated Statements of Income. The Company does not make contributions to the plan. The balance of investments held in this plan was $3,814,991 at July 31, 2004 and $2,318,496 at July 31, 2003.

I. CONTINGENT LIABILITIES AND COMMITMENTS

It is customary practice for companies in the recreation vehicle industry to enter into repurchase agreements with financing institutions to provide financing to their dealers. Generally, these agreements provide for the repurchase of products from the financing institution in the event of a dealer's default.

Our principal commercial commitments at July 31, 2004 are summarized in the following chart:

Commitment	Total Amount Commitment	Term of Guarantee
Guarantee on dealer financing	$ 2,848,000	less than 1 year
Standby repurchase obligation on dealer financing	$ 533,741,000	less than 1 year

The risk of loss under these agreements is spread over numerous dealers and further reduced by the resale value of the units which the company would be required to repurchase. Losses under these agreements have not been significant in the periods presented in the consolidated financial statements, and management believes that any future losses under these agreements will not have a significant effect on the Company's consolidated financial position or results of operations.

The Company records repurchase and guarantee reserves based on prior experience and known current events. The combined repurchase and recourse reserve balances are approximately $546,000 as of July 31, 2004 and $516,000 as of July 31, 2003. The Company incurred losses due to repurchases of approximately $642,000, $494,000 and $730,000 in fiscal 2004, 2003 and 2002, respectively.

The Company obtains certain vehicle chassis from automobile manufacturers under converter pool agreements. These agreements generally provide that the manufacturer will supply chassis at the Company's various production facilities under the terms and conditions set forth in the agreement. The manufacturer does not transfer the certificate of origin to the Company and, accordingly, the Company accounts for the chassis as consigned, unrecorded inventory. Chassis are typically converted and delivered to customers within 90 days of delivery. If the chassis is not converted within 90 days of delivery to the Company, the Company purchases the chassis and records the inventory. At July 31, 2004, chassis on hand accounted for as consigned, unrecorded inventory was approximately $11,554,700.

The Company is involved in various litigation generally incidental to normal operations. In addition to these claims, we are a defendant in a lawsuit in Ontario, Canada. This suit arises out of an agreement relating to the manufacture of a low floor bus. The plaintiff claims that we illegally utilized the concept of the low floor bus for our own profit and that we breached the contract with it in the manner specified in the complaint. The plaintiff has asked for substantial monetary damages including punitive damages. We have counter claimed against the plaintiff claiming that we overpaid them in excess of $800,000. The case is scheduled for trial on February 7, 2005. In management's opinion, the resolution of pending litigation is not expected to have a material effect on the Company's financial condition, results of operations or liquidity.

J. STOCKHOLDERS' EQUITY

The Company purchased and retired 288,000 shares of Thor's common stock in fiscal 2004. This retirement resulted in a reduction of $7,078,339 in Treasury Stock, $28,800 in Common Stock, $402,654 in Additional Paid-In Capital and $6,646,885 in Retained Earnings in fiscal 2004.

The Company also retired 7,633,748 shares from treasury stock in fiscal 2003. This retirement resulted in a reduction of $29,598,666 in Treasury Stock, $763,375 in Common Stock, $10,247,113 in Additional Paid-In Capital and $18,588,176 in Retained Earnings in fiscal 2003.

The Company declared a two-for-one common stock split in the fourth quarter of 2002 and again in the second quarter of 2004 that was distributed to shareholders of record as of June 19, 2002 and January 5, 2004 respectively. All share and per share amounts have been retroactively adjusted for the effect of the common stock splits.

The Company's officers and key employees have been granted stock options under the Company's 1988 Incentive Stock Option Plan and all options have been exercised. Additionally, on September 16, 1999 the Company's Board of Directors approved the 1999 Stock Option Plan. 2,000,000 shares were authorized under the 1999 Plan. Options expire 10 years from the date of grant and are vested evenly over 3 to 4 years from the date of grant.

A summary of option transactions under the Incentive Stock Option Plans is as follows:

	2004		2003		2002	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	658,714	$ 9.26	844,712	$ 8.45	772,000	$ 4.69
Exercised	(227,370)	7.42	(174,662)	5.37	(289,288)	4.25
Canceled	(16,000)	—	(11,336)	—	(12,000)	—
Granted	377,000	27.12	—	—	374,000	12.86
Outstanding at end of year	792,344	$ 18.07	658,714	$ 9.26	844,712	$ 8.45
Exercisable at year-end	303,343	$ 9.11	219,160	$ 9.00	78,712	$ 4.68
Weighted average fair value of options granted during the year	—	$ 11.10	—	$ —	—	$ 5.10

The Company applies Accounting Practices Board Opinion No. 25 and related interpretations in accounting for the 1988 and 1999 Stock Option Plans. Accordingly, no compensation cost has been recognized for this plan.

The following summarizes information about stock options outstanding at July 31, 2004, under the 1999 Incentive Stock Option Plans. 688,336 shares are available for grant under the 1999 Plan.

Options Outstanding			Options Exercisable		
Exercise Price	Number Outstanding at July 31, 2004	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at July 31, 2004	Exercise Price
$ 5.00	144,670	6 years	$ 5.00	144,670	$ 5.00
$ 12.86	278,674	8 years	$ 12.86	158,674	$ 12.86
$ 26.91	340,000	9 years	$ 26.91	—	—
$ 29.64	29,000	10 years	$ 29.64	—	—

The assumptions used in determining the fair value of options granted during fiscal 2004 and 2002 are as follows:

	2004	2002
Expected volatility	38 %	37 %
Expected life of grant	6 years	6 years
Risk free interest rate	3.29 %	3.93 %
Expected dividend rate	.26 %	.32 %

On September 29, 1997, the Company's board of directors approved a stock award plan which allows for the granting of up to 600,000 shares of restricted stock to selected executives. Restrictions expire 50% after 5 years following the date of issue and the balance after six years. As of July 31, 2004, the Company issued 206,300 shares of restricted stock under this plan and 393,700 shares remain available for issuance. Compensation costs related to this plan were $351,156 in fiscal 2004, $270,789 in fiscal 2003 and $167,539 in fiscal 2002 and are being amortized over the restriction period.

K. RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred and were approximately $452,000 in fiscal 2004, $1,067,000 in fiscal 2003, and $1,405,000 in fiscal 2002.

L. JOINT VENTURES

In March 1996, the Company and Cruise America, Inc., an unrelated third party, formed a joint venture, CAT Joint Venture LLC ("CAT"), to rent recreation vehicles to the public. The Company's total investment of $1,349,492 includes a subordinated note receivable of $710,000.

In March 1994, the Company and a financial services company formed a joint venture, Thor Credit Corporation, to finance the sales of recreation vehicles to consumer buyers. The Company's total investment is $1,164,957.

These investments are 50% owned and are accounted for using the equity method.

During fiscal 2004, our Four Winds subsidiary had sales to Cruise America of $48,963,000 and Cruise America had sales to CAT of $6,299,000.

During fiscal 2003, our Four Winds subsidiary had sales to Cruise America of $26,486,000 and Cruise America had sales to CAT of $7,049,000.

M. BUSINESS SEGMENTS

Effective for the quarter ending April 30, 2004, the Company began presenting three reportable segments: 1.) towable recreation vehicles, 2.) motorized recreation vehicles, and 3.) buses. The towable recreation vehicle segment consists of the following operating companies that have been aggregated: Airstream, Breckenridge, Dutchmen, General Coach Hensall and Oliver, Keystone, Komfort, Thor America and Thor California. The motorized recreation vehicle segment consists of the following operating companies that have been aggregated: Airstream, Damon, Four Winds and Oliver. The bus segment consists of the following operating companies that have been aggregated: Champion Bus, ElDorado California and ElDorado Kansas. Previously, the Company was organized into two reportable segments, total recreation vehicles and buses. Previous segment information has been restated to conform to the current reportable segment presentation.

Manufacturing and sales are conducted in the United States and, to a much lesser extent, in Canada. Identifiable assets are those assets used in the operation of each industry segment. Corporate assets primarily consist of cash and cash equivalents, deferred income tax assets, the cash value of Company-owned life insurance and various investments.

	2004 ($000)	2003 ($000)	2002 ($000)
Net sales:			
Recreation vehicles			
Towables	$ 1,433,997	$1,126,740	$ 785,327
Motorized	539,010	227,672	188,370
Buses	214,732	216,992	271,603
Total	**$ 2,187,739**	**$1,571,404**	**$1,245,300**
Income before income taxes:			
Recreation vehicles			
Towables	$ 144,908	$110,713	$ 67,717
Motorized	28,064	12,016	9,792
Buses	9,577	12,306	15,016
Corporate	(14,329)	(8,791)	(10,698)
Total	**$ 168,220**	**$ 126,244**	**$ 81,827**
Identifiable assets:			
Recreation vehicles			
Towables	$ 324,041	$ 268,859	$ 244,182
Motorized	123,607	58,756	49,689
Buses	65,055	63,227	64,436
Corporate	249,884	218,099	139,196
Total	**$ 762,587**	**$ 608,941**	**$ 497,503**
Depreciation and amortization expense:			
Recreation vehicles			
Towables	$ 4,976	$ 3,818	$ 3,004
Motorized	2,203	1,380	1,142
Buses	1,238	1,153	1,065
Corporate	38	34	14
Total	**$ 8,455**	**$ 6,385**	**$ 5,225**
Capital expenditures:			
Recreation vehicles			
Towables	$ 17,673	17,531	3,421
Motorized	2,815	5,551	1,958
Buses	6,430	3,962	2,041
Corporate	22	220	64
Total	**$ 26,940**	**$ 27,264**	**$ 7,484**

N. WARRANTY

Thor provides customers of our product with a warranty covering defects in material or workmanship for periods generally ranging from one to two years, with longer warranties of up to five years on certain structural components. We record a liability based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Factors we use in estimating the warranty liability include a history of units sold, existing dealer inventory, average cost incurred and a profile of the distribution of warranty expenditures over the warranty period. A significant increase in dealer shop rates, the cost of parts or the frequency of claims could have a material adverse impact on our operating results for the period or periods in which such claims or additional costs materialize. Management believes that the warranty reserves are adequate. However, actual claims incurred could differ from estimates, requiring adjustments to the reserves. Warranty reserves are reviewed and adjusted as necessary on a quarterly basis.

	Year Ended July 31, 2004	Year Ended July 31, 2003	Year Ended July 31, 2002
Beginning Balance	$ 35,114,825	$ 25,374,825	$ 12,541,890
Provision	53,029,821	44,787,237	26,928,523
Payments	(46,040,435)	(35,047,237)	(22,971,439)
Acquisitions	3,725,260	—	8,875,851
Ending Balance	$ 45,829,471	$ 35,114,825	$ 25,374,825

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Thor Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Thor Industries, Inc., and subsidiaries as of July 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended July 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at July 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP
Dayton, Ohio
October 4, 2004

DIRECTORS

Wade F. B. Thompson
Chairman, President and Chief Executive Officer

Peter B. Orthwein
Vice Chairman and Treasurer

Neil D. Chrisman
Managing Director (retired) J. P. Morgan & Co.

H. Coleman Davis, III
Chairman, Keystone

Alan Siegel, Esq.
Partner, Akin Gump Strauss Hauer & Feld, LLP, Attorneys-at-Law

Jan H. Suwinski
Professor, Business Operations, Graduate School of Management, Cornell University

Geoffrey A. Thompson
Private Investor

William C. Tomson
Vice Chairman, Board Member, Inc.

OFFICERS

Wade F. B. Thompson
Chairman, President and Chief Executive Officer

Peter B. Orthwein
Vice Chairman and Treasurer

Walter L. Bennett
Executive Vice President, Secretary, and Chief Financial Officer

Ted J. Bartus
Vice President, Purchasing

SENIOR OPERATING MANAGEMENT

Recreation Vehicles

Manuel A. Caravia
President, Komfort

H. Coleman Davis, III
Chairman, Keystone

Daniel L. Dimich
President, General Coach, British Columbia

Ronald J. Fenech
President, Keystone

William C. Fenech
President, Damon

Richard W. Florea
President, Dutchmen

Gary L. Groom
Chairman, Damon

Tim J. Howard
President, Breckenridge

Lawrence J. Huttle
Chairman, Airstream

Jeffery L. Kime
President, Four Winds

Thomas J. Powell
President, Thor California

John D. Pryde
President, General Coach, Ontario

Richard E. Riegel, III
President, Airstream

Michael W. Stout
President, Thor America

Buses

Andrew Imanse
President, Thor Bus

Sheldon E. Walle
Senior Vice President, ElDorado National, Kansas

Anthony W. Wayne
Vice President, ElDorado National, California

Don W. Roberts
President, Champion Bus


THO
LISTED
NYSE

THOR IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL THO.
TRANSFER AGENT AND REGISTRAR: **Computershare Investor Services**



The use of recycled paper in this annual report and our product brochures is part of Thor's effort to minimize waste, conserve our resources and reduce litter. Providing our customers with safe, fuel-efficient recreation vehicles and buses is another major objective. It's our way of demonstrating we are the industry leader in preserving our nation's environment.

THOR INDUSTRIES, INC.


THO
LISTED
NYSE

419 West Pike Street • PO Box 629 • Jackson Center, OH 45334-0629 • (937) 596-6849
www.thorindustries.com